Exhibit 99.4

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release. The information contained in this news release is unaudited.

BCE reports first quarter 2025 results

•Net earnings of $683 million, up 49.5% with net earnings attributable to common shareholders of $630 million, up 56.7% or $0.68 per common share
•Adjusted net earnings1 of $633 million yielded adjusted EPS1 of $0.69, down 4.2%
•Consolidated adjusted EBITDA1 essentially stable in Q1 2025 compared with Q1 2024 with 0.4 percentage-point increase in margin2 to 43.1% on 2.1% lower operating costs
•Free cash flow1 increased $713 million to $798 million; cash flows from operating activities up 38.8% to $1,571 million
•Bell Media revenue up 6.9% with 35.9% adjusted EBITDA growth; digital revenue3 up 12% as digital platforms and advertising technology continue to drive growth
•Balanced capital allocation strategy:
◦BCE annualized common share dividend established at $1.75 to support deleveraging efforts while providing enhanced flexibility;
◦net debt leverage ratio1 of approximately 3.5 times adjusted EBITDA expected by end of 2027;
◦discounted treasury issuances terminated under dividend reinvestment plan.

MONTRÉAL, May 8, 2025 – BCE Inc. (TSX, NYSE: BCE) today reported results for the first quarter (Q1) of 2025 and adjusted the BCE annualized common share dividend to $1.75, or $0.4375 quarterly per common share, from a $3.99 annualized common share dividend.

“Over the past year, we have been laying the groundwork to position Bell for the years ahead,” said Mirko Bibic, President and CEO, BCE and Bell Canada. “Bell’s Q1 results reflect intense price competition and sustained regulatory uncertainty. With the current backdrop of macroeconomic and geopolitical instability, we need to stay more focused than ever on our core business and on winning customers over to Bell.

There are a number of significant changes in our economic and operating environments that have occurred since the Fall of 2024 that we need to address. We have made the appropriate decision to adjust our annualized dividend to $1.75 per common share to strengthen our balance sheet while maintaining flexibility in the context of economic uncertainty.

Today we also announced a major strategic partnership with Public Sector Pension Investment Board (PSP Investments), one of Canada’s largest pension investors, to accelerate the development of fibre infrastructure through Ziply Fiber in underserved markets in the United States. PSP Investments will potentially commit in excess of US$ 1.5 billion, enabling us to support our U.S. fibre growth strategy in a cost-efficient manner, while optimizing our balance sheet and improving our free cash flow profile.

As we look ahead to the rest of 2025, we will be focused on disciplined execution and continuing to strengthen the balance sheet. We will remain resilient in a challenging environment to deliver for our customers and shareholders.”

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1 Adjusted EBITDA is a total of segments measure, adjusted net earnings and free cash flow are non-GAAP financial measures, adjusted EPS is a non-GAAP ratio, and net debt leverage ratio is a capital management measure. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on these measures.
2 Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on adjusted EBITDA margin.
3 Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and out-of-home (OOH) digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and video-on-demand services.

KEY BUSINESS Developments

Driving growth through tech services
•Bell unveiled Ateko, a Montréal-headquartered technology solutions provider. Standing for Automation and Tech Collaboration, Ateko’s team of workflow automation experts draw on their experience with the world’s largest hyperscalers and automation platforms to help customers streamline their operations and improve automation.
•Bell launched a Security-as-a-Service (SECaaS) solution, hosted on its Canadian sovereign cloud. The service provides public and private sector organizations with top-tier cybersecurity solutions while ensuring data remains within Canadian borders, adhering to local privacy and security regulations.

Expanded partnerships delivering future-ready solutions
•Bell has deployed an AI-powered network operations solution built on Google Cloud to modernize Bell’s network operations. The solution uses Google Cloud’s Artificial Intelligence / Machine Learning capabilities for faster detection and resolution of network problems for enhanced overall network performance.
•Bell and Nokia expanded their 5G network infrastructure partnership, marking a major step forward in deploying Cloud Radio Access Networks (RAN) and paving the way for future Open RAN deployments.

The fastest pure fibre and 5G wireless networks
•Bell pure fibre Internet was awarded Canada's fastest Internet by Ookla® in their Speedtest Awards for the fourth consecutive time4, while its 5G and 5G+ networks were recognized by Global Wireless Solutions (GWS) as the fastest and best in Canada5 in its 2024 nationwide assessment of 5G networks.
•Bell pure fibre Internet now offers download and upload speeds of up to 8Gbps for residential and business customers in select areas of Ontario and Québec – the fastest speeds available on the market today.

AI-driven solutions for a more secure customer experience
•Bell introduced a new suspicious call detection feature, which uses AI analytics to label suspicious callers with “likely fraud” or “possible spam” tags. The feature aims to help customers better identify fraudulent calls and builds on Bell’s call-blocking technology, which has prevented over 6.6 billion fraudulent calls since its launch in 2021.

Delivering the most compelling content
•Bell Media acquired a majority stake in Sphere Abacus through its parent company Sphere Media International. This acquisition will expand Bell Media's content distribution, with Sphere Abacus becoming the primary international distributor of Bell Media's owned distribution rights.
•Bell Media launched live Connected TV inventory on TSN, digitizing part of TSN’s linear inventory. This makes many live sports accessible on Connected TVs and allows for addressable advertising with tailored messaging based on demographic and behavioural data, maximizing impact for brands.
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4 Based on analysis by Ookla® of Speedtest AwardsTM data for Q3-Q4 2024. Ookla trademarks used under license and reprinted with permission.
5 Independent testing by GWS from February to November 2024 ranked Bell’s 5G and 5G+ networks highest among Canadian national wireless carriers. GWS OneScoreTM rankings for 5G+ performance and speeds are based on testing while actively using 3500 MHz spectrum.

BCE RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q1 2025	Q1 2024	% change
BCE
Operating revenues	5,930	6,011	(1.3%)
Net earnings	683	457	49.5%
Net earnings attributable to common shareholders	630	402	56.7%
Adjusted net earnings	633	654	(3.2%)
Adjusted EBITDA	2,558	2,565	(0.3%)
Net earnings per common share (EPS)	0.68	0.44	54.5%
Adjusted EPS	0.69	0.72	(4.2%)
Cash flows from operating activities	1,571	1,132	38.8%
Capital expenditures	(729)	(1,002)	27.2%
Free cash flow	798	85	n.m.

BCE operating revenues were $5,930 million in Q1 2025, down 1.3% compared to Q1 2024.
•This result reflected a 7.4% decrease in product revenue to $758 million, as well as 0.4% lower service revenue of $5,172 million, due to a year-over-year decline at Bell Communication & Technology Services (CTS), partly offset by growth at Bell Media.

Net earnings in Q1 increased 49.5% to $683 million and net earnings attributable to common shareholders totalled $630 million, or $0.68 per share, up 56.7% and 54.5%, respectively.
•The year-over-year increases were mainly due to higher other income primarily resulting from early debt redemption gains, partly offset by higher income taxes.

Adjusted net earnings were down 3.2% in Q1 to $633 million, resulting in a 4.2% decrease in adjusted EPS to $0.69.

Adjusted EBITDA was down 0.3% in Q1 to $2,558 million, reflecting a 2.0% decrease at Bell CTS, partly offset by a 35.9% increase at Bell Media.

BCE’s adjusted EBITDA margin increased 0.4 percentage points to 43.1% from 42.7% in Q1 2024.
•This year-over-year increase was driven by a 2.1% reduction in operating costs:
◦decreased labour costs attributable to workforce reductions and permanent closures of The Source stores as part of our strategic distribution partnership with Best Buy Canada;
◦technology and automation-enabled operating efficiencies across the organization.

BCE capital expenditures in Q1 2025 were $729 million, down 27.2% from $1,002 million in Q1 last year, corresponding to a capital intensity6 of 12.3%, compared to 16.7% in Q1 2024.
•The year-over-year decrease is consistent with a planned reduction in capital spending largely attributable to slower FTTP footprint expansion, due to regulatory decisions that discourage network investment.

BCE cash flows from operating activities in Q1 were $1,571 million, up 38.8% from Q1 2024.
•The year-over-year increase was mainly due to higher cash from working capital and lower income taxes paid, partly offset by higher interest paid.

Free cash flow was $798 million, up from $85 million in Q1 2024.
•The year-over-year increase is mainly due to higher cash flows from operating activities, excluding cash from acquisition and other costs paid, and lower capital expenditures.
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6 Capital intensity is defined as capital expenditures divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on capital intensity.

OPERATING RESULTS BY SEGMENT

Bell Communication and Technology Services7 (Bell CTS)

Total Bell CTS operating revenues decreased 2.4% to $5,246 million in Q1 2025 compared to Q1 2024, due to both lower service and product revenue.

Service revenue was down 1.5% in Q1 to $4,488 million, reflecting:
•ongoing declines in legacy voice, data services and satellite services;
•greater acquisition, retention and bundle discounts on residential services compared to Q1 2024;
•lower mobile phone blended average revenue per user (ARPU)8,9,10.

These factors were partly offset by:
•expansion of our mobile phone, mobile connected device, IPTV and retail Internet average subscriber bases;
•the financial contribution from acquisitions made over the past year including Stratejm, CloudKettle and HGC Technologies;
•increased sales of business solutions to large enterprise customers and higher radio sales;
•flow through of rate increases.

Product revenue decreased 7.4% in Q1 to $758 million, due to:
•lower mobile device sales to large enterprise customers in the government sector;
•a reduction in consumer electronics revenue from The Source due to permanent store closures that took place throughout 2024 as we converted to Best Buy Express as part of our strategic distribution partnership with Best Buy Canada.

This was partly offset by higher wireless device sales to consumers from higher upgrade volumes and contracted activations, moderated by greater discounting.

Bell CTS adjusted EBITDA decreased 2.0% in Q1 to $2,399 million on the flow-through of lower year-over-year revenue. However, margin increased to 45.7% from 45.5% in Q1 2024, due to a 2.7% reduction in operating costs reflecting:
•decreased labour costs;

•savings from our customer service centres driven by improved call placement;
•permanent closures of The Source stores as part of our strategic distribution partnership with Best Buy Canada;
•technology and automation-enabled operating efficiencies across the organization.

Postpaid mobile phone net subscriber losses were 9,598 in Q1, compared to net activations of 45,247 in Q1 2024.

The year-over-year decrease was the result of 12.7% lower gross subscriber activations, due to a less active market, slowing population growth attributable to government immigration policies, and our focus on higher-value subscriber loadings. Mobile phone postpaid customer churn11 remained stable at 1.21%.

Prepaid mobile phone net subscriber activations8,9,11 increased by 9,002 in Q1, compared to a net loss of 20,039 in Q1 2024. Despite a 3-basis point increase in mobile phone prepaid customer churn to 5.77%, the improvement was the result of 5.5% higher gross activations, reflecting a shift in market activity from postpaid discount brands to prepaid service and expanded retail distribution.

Bell’s mobile phone customer base8,9,11 totalled 10,287,978 at the end of Q1 2025, a 0.8% increase over Q1 2024, comprised of 9,520,838 postpaid subscribers, up 1.7% and 767,140 prepaid customers, down 9.1%.

Mobile phone blended ARPU was down 1.8% to $57.08 in Q1 2025 from $58.14 in Q1 2024. The decrease was due to:
•increased competitive pressure on base rate plan pricing over the past year;
•lower overage revenue from customers subscribing to unlimited and larger capacity data plans;
•lower outbound roaming revenue as a result of decreased travel to the United States.

Mobile connected device net activations decreased 45.8% in Q1 to 35,984, compared to the same period last year, mainly due to higher business IoT deactivations driven largely by one customer.

At the end of Q1 2025, mobile connected device subscribers11 totalled 3,079,414, an increase of 10.0% over last year.

Bell added 9,515 total net new retail high-speed Internet subscribers11 in Q1 2025, down 69.4% from 31,078 in Q1 2024 – Q1 2024 being Bell’s best Q1 result since 2007.

Despite continued strong demand for Bell’s fibre services and bundled offerings with mobile service, the year-over-year decrease reflects:
•higher customer deactivations attributable to aggressive promotional offers by competitors and a greater number of customers coming off of promotional offers;
•less new fibre footprint expansion compared to last year;
•slowing industry growth given lower immigration and slower housing starts.

Retail high-speed subscribers7,8 totalled 4,416,962 at the end of Q1 2025, representing a 1.8% decline compared to Q1 2024.

In Q1 2025, we reduced our retail high-speed Internet subscriber base by 80,666 subscribers, as at March 31, 2025, as we stopped selling new plans for this service under the Distributel,

Acanac, Oricom and B2B2C brands. Additionally, at the beginning of Q1 2025, we reduced our retail high-speed Internet subscriber base by 2,783 subscribers to adjust for prior year customer deactivations following a review of customer accounts.

Bell’s retail IPTV customer base decreased by 15,971 net subscribers in Q1 2025, compared to a net gain of 14,174 in Q1 2024. The year-over-year decrease was due mainly to:
•less pull-through of our full-service Bell Fibe TV product as a result of lower Internet volumes;
•greater competitive intensity;
•lower customer activations, particularly on our Fibe TV streaming service.

At the end of Q1 2025, Bell served 2,116,541 retail IPTV subscribers7,12, a 1.5% increase over Q1 2024. In Q1 2025, we reduced our retail IPTV subscriber base by 441 subscribers, as at March 31, 2025, as we stopped selling new plans for this service under the Distributel, Acanac, Oricom and B2B2C brands.

Retail residential NAS net losses were 47,430 in Q1 2025, compared to 43,911 in Q1 2024. The higher year-over-year net losses reflect fewer gross activations due to ongoing substitution to wireless and Internet-based technologies, along with less pull-through on reduced Internet activations.

Bell’s retail residential NAS customer base7,11 totalled 1,772,611 at the end of Q1 2025 representing a 10.4% decline compared to Q1 2024. In Q1 2025, we reduced our retail residential NAS lines subscriber base by 14,150 subscribers, as at March 31, 2025, as we stopped selling new plans for this service under the Distributel, Acanac, Oricom and B2B2C brands.
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7 In Q1 2025, we reduced our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases by 80,666, 441, and 14,150 subscribers, respectively, as at March 31, 2025, as we stopped selling new plans for this service under the Distributel, Acanac, Oricom and B2B2C brands. Additionally, at the beginning of Q1 2025, we reduced our retail high-speed Internet subscriber base by 2,783 subscribers to adjust for prior year customer deactivations following a review of customer accounts.
8 In Q3 2024, we removed 77,971 Virgin Plus prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as at September 30, 2024, as we stopped selling new plans for this service as of that date. Additionally, as a result of a recent CRTC decision on wholesale high-speed Internet access services, we are no longer able to resell cable Internet services to new customers in our wireline footprint as of September 12, 2024, and consequently we removed all of the existing 106,259 cable subscribers in our wireline footprint from our retail high-speed Internet subscriber base as of that date.
9 In Q4 2024, we removed 124,216 Bell prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as at December 31, 2024, as we stopped selling new plans for this service as of that date.
10 ARPU is defined as Bell CTS wireless external services revenues, divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on blended ARPU.
11 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on churn and subscriber (or customer) units.
12 In Q2 2024, we increased our retail IPTV subscriber base by 40,997 to align the deactivation policy for our Fibe TV streaming services to our traditional Fibe TV service.

Bell Media

Bell Media operating revenue increased 6.9% year-over-year to $775 million, driven by both higher year-over-year advertising and subscriber revenues.

Advertising revenue was up 3.9% in Q1 2025 compared to Q1 2024. The results were driven by:
•higher digital advertising revenue, including the financial contribution from the acquisition of OUTEDGE Media Canada;
•greater advertiser demand for sports and premier live events including our broadcast of Super Bowl LIX and the 97th Oscars®;

•increased advertising spending related to the Canadian federal election.

Subscriber revenue increased 7.8% in Q1, compared to the same period last year, on continued Crave and sports direct-to-consumer streaming subscriber growth.

Total digital revenues grew 12% in Q1 2025 compared to Q1 2024, driven by:
•continued Crave and sports direct-to-consumer streaming subscriber growth;
•higher digital advertising revenue reflecting growth in ad-supported subscription tiers on Crave and Connected TV.

Total Crave subscriptions increased 22% from last year to approximately 3.8 million, driven by a 57% increase in Crave direct-to-consumer streaming subscribers which now comprise the majority of total Crave subscriptions, while sports direct-to-consumer streaming subscribers increased 62%.

Adjusted EBITDA in Q1 2025 was up 35.9% to $159 million, delivering a 4.4 percentage-point increase in margin to 20.5% compared to the same period last year. This was driven by the flow-through of higher operating revenue, despite a 1.3% increase in operating costs due to higher TV content costs and the acquisition of OUTEDGE Media Canada, which were partly offset by workforce reductions.

COMMON SHARE DIVIDEND
On February 6, 2025, we announced that BCE's common share dividend and common share dividend payout policy would continue to be reviewed by the Board.

The Board has considered the macroeconomic, regulatory and competitive environments of BCE. Heightened economic uncertainty, inflationary pressures and the prospect of a global recession are weighing on consumer confidence. In addition, the decline in BCE’s share price has resulted in a higher cost of capital. The Board also considered the impact of the unsupportive regulatory environment given recent CRTC decisions, ongoing aggressive competitive pricing, and a slowdown in immigration.

Greater financial flexibility and a prudent approach to capital management is required in the current economic, regulatory and competitive environments. Accordingly, the Board has determined to establish the annualized dividend at $1.75 per BCE common share. In addition, BCE’s common share dividend payout policy has been updated to target a dividend payout range of 40% to 55% of free cash flow. In order to allow investors to consider the effects of lease liability repayments on our cash available for dividend payments, we will also going forward be disclosing both free cash flow and free cash flow after payment of lease liabilities13.

This measure is expected to strengthen the Corporation’s balance sheet, while providing enhanced flexibility in the context of economic uncertainty. BCE's Board has declared today a quarterly dividend of $0.4375 per common share, payable on July 15, 2025 to shareholders of record at the close of business on June 16, 2025.

BCE also announced today that the Board has determined to terminate the discounted treasury issuances under the Shareholder Dividend Reinvestment and Stock Purchase Plan effective from the July 15, 2025 dividend payment date. See BCE’s separate news release issued today for additional information.
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13 Free cash flow after payment of lease liabilities is a non-GAAP financial measure. Refer to the non-GAAP and Other Financial Measures section in this news release for more information.

OUTLOOK FOR 2025
BCE confirmed its financial guidance targets for 2025, as provided on February 6, 2025, as per the table below, with the annualized common share dividend of $1.75 per share. The guidance ranges are unaffected by the pending divestiture of Northwestel and also exclude the acquisition of Ziply Fiber, which is expected to close in the second half of 2025.

	2024 Results	2025 Guidance
Revenue growth	(1.1%)	(3%) to 1%
Adjusted EBITDA growth	1.7%	(2%) to 2%
Capital intensity	16%	Approx. 14%
Adjusted EPS growth	(5.3%)	(13%) to (8%)
Free cash flow growth	(8.1%)	11% to 19%
Annualized common dividend per share	$3.99	$1.75

For 2025, we expect:
•wireless and broadband competitive pricing flowthrough pressure from 2024, lower subscriber loadings, decreased wireless product sales and higher media content and programming costs to impact revenue and adjusted EBITDA;
•a slowdown of our fibre build in Canada and efficiencies from transformation initiatives to drive lower capital expenditures;
•increased interest expense, higher depreciation and amortization expense, lower gains on sale of real estate and a higher number of common shares outstanding due to the implementation in January and April 2025 of a discounted treasury dividend reinvestment plan to drive lower EPS;
•lower capital expenditures to drive higher free cash flow,
•Reduction in the BCE annualized common share dividend to $1.75 per common share from $3.99 per common share effective with Q2 2025 dividend.

Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2025 financial guidance targets are based, as well as the principal related risk factors.

CALL WITH FINANCIAL ANALYSTS
BCE will hold a conference call with the financial community to discuss Q1 2025 results on Thursday, May 8 at 8:00 am eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-844-933-2401 or 647-724-5455. A replay will be available until midnight on June 8, 2025 by dialing 1-877-454-9859 or 647-483-1416 and entering passcode 7485404. A live audio webcast of the conference call will be available on BCE's website at BCE Q1-2025 conference call.

NON-GAAP AND OTHER FINANCIAL MEASURES

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with IFRS Accounting Standards or GAAP while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE's performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

•Non-GAAP financial measures;
•Non-GAAP ratios;
•Total of segments measures;
•Capital management measures; and
•Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this news release to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures' labelling is not sufficiently descriptive.

Non-GAAP Financial Measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE's consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management's perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this news release to explain our results as well as reconciliations to the most directly comparable financial measures under IFRS Accounting Standards.

Adjusted net earnings – Adjusted net earnings is a non-GAAP financial measure and it does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable financial measure under IFRS Accounting Standards is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

($ millions)

	Q1 2025	Q1 2024
Net earnings attributable to common shareholders	630	402
Reconciling items:
Severance, acquisition and other costs
Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans
Net losses on investments
Early debt redemption gains
Impairment of assets
Income taxes for above reconciling items
	247 (1) 2 (266) 9 12	229 90 6 - 13 (85)
Non-controlling interest (NCI) for the above reconciling items	-	(1)
Adjusted net earnings	633	654

Free cash flow and free cash flow after payment of lease liabilities – Free cash flow and free cash flow after payment of lease liabilities are non-GAAP financial measures and they do not have any standardized meaning under IFRS Accounting Standards. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We define free cash flow after payment of lease liabilities as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less principal payment of lease liabilities, capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow and free cash flow after payment of lease liabilities to be important indicators of the financial strength and performance of our businesses. Free cash flow and free cash flow after payment of lease liabilities show how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow and free cash flow after payment of lease liabilities to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable financial measure under IFRS Accounting Standards is cash flows from operating activities.

The following tables are reconciliations of cash flows from operating activities to free cash flow and free cash flow after payment of lease liabilities on a consolidated basis.

($ millions)

	Q1 2025	Q1 2024
Cash flows from operating activities	1,571	1,132
Capital expenditures	(729)	(1,002)
Cash dividends paid on preferred shares	(39)	(46)
Cash dividends paid by subsidiaries to NCI	(13)	(14)
Acquisition and other costs paid	8	15
Free cash flow	798	85

($ millions)

	Q1 2025	Q1 2024
Cash flows from operating activities	1,571	1,132
Capital expenditures	(729)	(1,002)
Cash dividends paid on preferred shares	(39)	(46)
Cash dividends paid by subsidiaries to NCI	(13)	(14)
Acquisition and other costs paid	8	15
Free cash flow	798	85
Principal payment of lease liabilities	(304)	(297)
Free cash flow after payment of lease liabilities	494	(212)

Net Debt
The term net debt does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of outstanding preferred shares, less 50% of junior subordinated debt included within long-term debt, and less cash, cash equivalents and short-term investments, as shown in BCE’s consolidated statements of financial position.

In Q1 2025, we updated our definition of net debt to include 50% of junior subordinated debt. This change does not impact the net debt amounts previously presented. We include 50% of outstanding preferred shares and 50% of junior subordinated debt in our net debt as it is consistent with the treatment by certain credit rating agencies and given structural features including priority of payments.

We, and certain investors and analysts, consider net debt to be an important indicator of the company’s financial leverage.

Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable financial measure under IFRS Accounting Standards is long-term debt. The following table is a reconciliation of long-term debt to net debt on a consolidated basis.

	March 31, 2025	December 31, 2024
Long-term debt	33,869	32,835
Less : 50% of junior subordinated debt	(2,225)	-
Debt due within one year	5,323	7,669
50% of preferred shares	1,741	1,767
Cash	(1,049)	(1,572)
Cash equivalents	(3)	-
Short-term investments	-	(400)
Net debt	37,656	40,299

Non-GAAP Ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below is a description of the non-GAAP ratio that we use in this news release to explain our results.

Adjusted EPS – Adjusted EPS is a non-GAAP ratio and it does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, refer to Non-GAAP Financial Measures above.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Total of Segments Measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE's consolidated primary financial statements.

Below is a description of the total of segments measure that we use in this news release to explain our results as well as a reconciliation to the most directly comparable financial measure under IFRS Accounting Standards.

Adjusted EBITDA – Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE's consolidated income statements.

The most directly comparable financial measure under IFRS Accounting Standards is net earnings.

The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

($ millions)

	Q1 2025	Q1 2024
Net earnings Severance, acquisition and other costs Depreciation Amortization Finance costs Interest expense Net return on post-employment benefit plans Impairment of assets Other (income) expense Income taxes	683 247 941 331 423 (25) 9 (308) 257	457 229 946 316 416 (16) 13 38 166
Adjusted EBITDA	2,558	2,565

Capital Management Measures

A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements.

The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS Accounting Standards in IAS 1 – Presentation of Financial Statements. BCE has its own methods for managing capital and liquidity, and IFRS Accounting Standards do not prescribe any particular calculation method.

Net debt leverage ratio

The net debt leverage ratio is a capital management measure and represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. For further details on net debt, refer to Non-GAAP Financial Measures above. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

Supplementary Financial Measures

A supplementary financial measure is a financial measure that is not reported in BCE's consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures' labelling is not sufficiently descriptive.

KEY PERFORMANCE INDICATORS (KPIs)
We use adjusted EBITDA margin, blended ARPU, capital intensity, churn and subscriber (or customer or NAS) units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

About BCE
BCE is Canada’s largest communications company14, providing advanced Bell broadband Internet, wireless, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let's Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let's Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.
_______________________
14 Based on total revenue and total combined customer connections.

Media inquiries
Ellen Murphy
media@bell.ca

Investor inquiries
Richard Bengian
richard.bengian@bell.ca

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to BCE’s 2025 guidance (including revenue, adjusted EBITDA, capital intensity, adjusted EPS, free cash flow and annualized common dividend per share), BCE’s common share dividend and dividend payout policy target, certain benefits expected to result from BCE’s new annualized common share dividend rate and revised dividend payout policy target, BCE’s expected net debt leverage ratio target to be reached by the end of 2027, the termination of discounted treasury issuances under BCE’s Shareholder Dividend Reinvestment and Stock Purchase Plan (DRP), the proposed acquisition by BCE, through Bell Canada, of Northwest Fiber Holdco, LLC (doing business as Ziply Fiber (Ziply Fiber)), the formation of Network FiberCo, a strategic partnership to accelerate the development of fibre infrastructure through Ziply Fiber in underserved markets in the United States, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of May 8, 2025 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after May 8, 2025. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions
A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Canadian Economic Assumptions
Our forward-looking statements are based on certain assumptions concerning the Canadian economy. Given the unpredictability of global trade disputes, and the speed and magnitude of the shifts, the economic outlook is highly uncertain. Trade policy uncertainty is making it difficult for households, businesses and governments to plan. It is also difficult to project how U.S. tariffs on Canada and retaliatory tariffs imposed by Canada on U.S. goods will affect the economy. It is unusually challenging to project economic activity and consumer price index (CPI) inflation in Canada. As a result, we have assumed a range of outcomes that consider different trade policy outcomes and scenarios:
•Slowing economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 0.8% or 1.6% in 2025 depending on two scenarios for how U.S. trade policy could unfold, both of which represent a decrease from the earlier estimate of 1.8%
•Slower population growth because of government policies designed to slow immigration
•Slowdown in consumer spending reflecting a decline in consumer confidence
•Slowing business investment, particularly by businesses in sectors most reliant on U.S. markets
•Stable to higher level of CPI inflation
•Ongoing labour market softness

•Interest rates expected to remain at or near current levels
•Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

Canadian Market Assumptions
Our forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:
•A higher level of wireline and wireless competition in consumer, business and wholesale markets
•Higher, but slowing, wireless industry penetration
•A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors
•The Canadian traditional TV and radio advertising markets are expected to be impacted by audience declines as the advertising market growth continues to shift towards digital
•Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video on demand (SVOD) streaming services together with further scaling of OTT aggregators

Assumptions Concerning our Bell CTS Segment
Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell CTS segment:
•Stable or slight decrease in our market share of national operators' wireless mobile phone net additions as we manage increased competitive intensity and promotional activity across all regions and market segments
•Ongoing expansion and deployment of Fifth Generation (5G) and 5G+ wireless networks, offering competitive coverage and quality
•Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions
•Slightly declining mobile phone blended average revenue per user (ARPU) due to competitive pricing pressure
•Continuing business customer adoption of advanced 5G, 5G+ and Internet of Things (IoT) solutions
•Continued scaling of technology services from recent acquisitions made in the enterprise market through leveraging our sales channels with the acquired businesses’ technical expertise
•Improving wireless handset device availability in addition to stable device pricing and margins
•Moderating deployment of direct fibre to incremental homes and businesses within our wireline footprint
•Continued growth in retail Internet subscribers
•Increasing wireless and Internet-based technological substitution
•Continued focus on the consumer household and bundled service offers for mobility, Internet and content services
•Continued large business customer migration to Internet protocol (IP)-based systems
•Ongoing competitive repricing pressures in our business and wholesale markets
•Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services, which, in many cases, are also sold as a service by Bell Business Markets (BBM) to ensure continuity of customer relationships and adjacent revenue growth opportunities

•Increasing customer adoption of OTT services resulting in downsizing of television (TV) packages and fewer consumers purchasing BDU subscriptions services
•Realization of cost savings related to operating efficiencies enabled by our direct fibre footprint, changes in consumer behaviour and product innovation, digital and AI adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers
•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our communication and technology services business

Assumptions Concerning our Bell Media Segment
Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Media segment:
•Overall digital revenue expected to reflect scaling of Connected TV, DTC advertising and subscriber growth, as well as digital growth in our out-of-home (OOH) business contributing towards the advancement of our digital-first media strategy
•Leveraging of first-party data to improve targeting, advertisement delivery including personalized viewing experience and attribution
•Continued escalation of media content costs to secure quality content
•Continued scaling of Crave, TSN, TSN+ and RDS through expanded distribution, optimized content offering and user experience improvements
•Continued support in original French content with a focus on digital platforms such as Crave, Noovo.ca and iHeartRadio Canada, to better serve our French-language customers through a personalized digital experience
•Ability to successfully acquire and produce highly-rated programming and differentiated content
•Building and maintaining strategic supply arrangements for content across all screens and platforms
•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial Assumptions Concerning BCE
Our forward-looking statements are also based on the following internal financial assumptions with respect to BCE for 2025:
•An estimated post-employment benefit plans service cost of approximately $205 million
•An estimated net return on post-employment benefit plans of approximately $100 million
•Depreciation and amortization expense of approximately $5,100 million to $5,150 million
•Interest expense of approximately $1,775 million to $1,825 million
•Interest paid of approximately $1,850 million to $1,900 million
•An average effective tax rate of approximately 17%
•Non-controlling interest of approximately $60 million
•Contributions to post-employment benefit plans of approximately $40 million
•Payments under other post-employment benefit plans of approximately $60 million
•Income taxes paid (net of refunds) of approximately $700 million to $800 million
•Weighted average number of BCE common shares outstanding of approximately 935 million
•An annualized common share dividend of $1.75 per share

Assumptions underlying expected continuing contribution holiday in 2025 in the majority of our pension plans

We have made the following principal assumptions underlying the expected continuing contribution holiday in 2025 in the majority of our pension plans:
•At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components
•No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates
•No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards

The foregoing assumptions, although considered reasonable by BCE on May 8, 2025, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2025 guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2025 guidance targets, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the negative effect of adverse economic conditions, including from trade tariffs and other protective government measures, including the imposition of U.S. tariffs on imports from Canada and retaliatory tariffs by the Canadian government on goods coming from the U.S., recessions, inflation, reductions in immigration levels, high housing support costs relative to income, and financial and capital market volatility, and the resulting negative impact on customer spending and the demand for our products and services, higher costs and supply chain disruptions; the negative effect of adverse conditions associated with geopolitical events; the intensity of competitive activity and the failure to effectively respond to evolving competitive dynamics; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, over-the-top (OTT) and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; high Canadian Internet and smartphone penetration; regulatory initiatives, proceedings and decisions, government consultations and government positions that negatively affect us and influence our business including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations; unfavourable resolution of legal proceedings; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure, including the failure to meet customer expectations of product and service experience; the inability to drive a positive customer experience; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement an effective security and data governance framework; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; service interruptions or outages due to network failures or slowdowns; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, information technology (IT) systems, equipment and other facilities; the failure by other telecommunications carriers on which we rely to provide services to complete planned and sufficient testing, maintenance, replacement or upgrade of their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; the complexity of our operations and IT systems and the failure to implement, maintain or manage highly effective processes and IT systems; in-orbit and other operational risks to which the satellites used to provide our satellite television (TV) services are subject; the failure to attract, develop and retain a talented team capable of furthering our strategic imperatives and operational transformation; the potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations and the de-prioritization of transformation initiatives due to staff reductions, cost reductions or reorganizations; the failure to adequately manage health and safety concerns; labour disruptions and shortages; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether our dividend payout policy will be maintained or achieved, or that the dividend on common shares will be maintained or dividends on any of BCE’s outstanding shares will be declared by BCE’s board of directors (BCE Board); the failure to reduce costs and adequately assess investment priorities, as well as unexpected increases in costs; the inability to manage various credit, liquidity and market risks; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; pension obligation volatility and increased contributions to post-employment benefit plans; the expected timing and completion of the proposed disposition of Northwestel Inc. (Northwestel) are subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, the purchaser securing financing and the completion of confirmatory due diligence, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed disposition will be realized; the expected timing and completion of the proposed disposition of BCE’s ownership stake in Maple Leaf Sports and Entertainment Ltd. (MLSE) and the planned access by Bell Media to content rights for the Toronto Maple Leafs and Toronto Raptors for the next 20 years through a long-term agreement with Rogers Communications Inc. (Rogers) are subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, relevant sports league and other customary approvals, which may affect its completion, terms or timing, and the intended use of proceeds by BCE from the proposed disposition may vary based on timing of closing of the disposition and other factors and, as such, there can be no assurance that the proposed disposition, the anticipated use of proceeds and the potential benefits expected to result from the proposed disposition will occur or be realized, or that they will occur or be realized on the terms and conditions, or at the time, currently contemplated; the expected timing and completion of the proposed acquisition of Ziply Fiber are subject to customary closing conditions, termination rights and other risks and uncertainties, including, without limitation, relevant regulatory approvals, such as approval by the Federal Communications Commission and approvals by state Public Utilities Commissions, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed acquisition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed acquisition will be realized; the expected timing and completion of the transaction relating to the formation of Network FiberCo, a long-term strategic partnership to accelerate the development of fibre infrastructure through Ziply Fiber in underserved markets in the U.S., are subject to the closing of the pending acquisition of Ziply Fiber, as well as to customary closing conditions and other risks and uncertainties, which may affect its completion, terms or timing and, as such, there can be no assurance that the transaction relating to the formation of Network FiberCo will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result therefrom will be realized; reputational risks and the inability to meaningfully integrate environmental, social and governance (ESG) considerations into our business strategy, operations and governance; the adverse impact of various internal and external factors on our ability to achieve our ESG targets including, without limitation, those related to greenhouse gas (GHG) reduction and supplier engagement; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; the failure to develop and implement sufficient corporate governance practices; the inability to adequately manage social issues; health risks, including pandemics, epidemics and other health concerns, such as radio frequency emissions from wireless communications devices and equipment; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2024 Annual MD&A dated March 6, 2025, and BCE’s 2025 First Quarter MD&A dated May 7, 2025 for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.